Exhibit 99.10

Consent of Dean T. Wilton

The undersigned hereby consents to the reference to their name where used or incorporated by reference in the annual report on Form 40-F of IsoEnergy Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

The undersigned also hereby consents to the use of their name and such information being incorporated by reference into IsoEnergy’s registration statements on Form F-10 (File No. 333-292714) and Form S-8 (File No. 333-287876).

/s/ Dean T. Wilton
Dean T. Wilton, PG, CPG, MAIG

Dated: February 26, 2026